

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Melissa Waterhouse
Chief Executive Officer
American Bio Medica Corporation
122 Smith Road
Kinderhook, NY 12106

> **Re: American Bio Medica Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2022**
> **File No. 000-28666**

Dear Melissa Waterhouse:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman